UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number 001-39025

9F Inc.

(Translation of registrant’s name into English)

Jiufu Building, Rongxin Technology Center

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This current report on Form 6-k was submitted in connection with the appointment of an independent director and the senior management change of 9F Inc. ( the “Company”).

The Company is pleased to announce the appointment of Dr. Haitian Lu as an independent director of the Company, effective August 7, 2020. Dr. Haitian Lu will service as a member of the audit committee and the nominating and corporate governance committee, and the chairman of the compensation committee, of the board of directors of the Company.

Dr. Haitian Lu is currently a professor in law at the School of Accounting and Finance and the director of Chinese Mainland Affairs at The Hong Kong Polytechnic University. Dr. Lu is currently serving as an independent non-executive director of K. H. Group Holdings Limited (HKEX: 1557), an independent non-executive director of Loto Interactive Limited (HKEX:  8198), and an independent non-executive director of China Life Trustees Limited. Dr. Lu served at the School of Accounting and Finance in The Hong Kong Polytechnic University first as a visiting lecturer in law from September 2005 to June 2007 and later as an assistant professor in law from June 2007 to June 2012, associate professor in law from July 2012 to June 2018, and full professor in law and finance from July 2018. He also served as associate head of School of Accounting and Finance from July 2012 to December 2017, and associate dean in the Faculty of Business from January 2018 to January 2020. Dr. Lu has more than 15 years of experience in accounting, finance and law. Dr. Lu obtained his bachelor’s degree in international economic law from Nanjing University in 2001, his master of laws degree from The University of Liverpool in 2002, and a Ph.D. degree in law from National University of Singapore in 2007.

Effective August 7, 2020, the Company will make the following adjustments to some senior management positions due to internal management organization adjustment reflecting the Company’s latest business strategy:

Each position of president of the Company and chief executive officer of Financial Institution Business will be cancelled.

New position of chief executive officer of 9F One Mall Business will be created.

Lei Sun, currently the chairman of the board or directors and chief executive officer, will continue to serve as the chairman of the board of directors.

Lei Liu, currently the president and chief risk officer of the Company, will serve as the chief executive officer and continue to serve as chief risk officer of the Company.

Guisheng Li, currently a vice president and chief executive officer of Financial Institution Business of the Company, will serve as the chief executive officer of 9F One Mall Business and continue to serve as a vice president of the Company.

Zengxiao Jin will no longer serve as a vice president and chief executive officer of Southeast Asia Business of the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

9F Inc.

	By:	/s/ Lei Sun
	Name:	Lei Sun
	Title:	Chairman of the Board of Directors

Date: August 7, 2020

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